May 15, 2025

Confidential

Melissa Kindelan

Kathleen Collins

Mariam Mansaray

Matthew Derby

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTW Cayman (CIK: 0002047148)
Responses to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 31, 2025

Ladies and Gentlemen:

On behalf of CTW Cayman (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 16, 2025 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on March 31, 2025 (the “Amendment No. 1 to Draft Registration Statement”). Concurrently with the submission of this letter, we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

In this letter, we have responded to all of the Staff’s comments by revising the Amendment No. 1 to Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 1 to Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

We have also (i) included unaudited interim combined financial statements of the Company as of January 31, 2025 and for each of the six months periods ended January 31, 2024 and 2025, and (ii) updated other information and data to reflect developments since the time of the last confidential submission.

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Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

We are an “emerging growth company" within the meaning of the Securities Act..., page 43

1.	We note your revised disclosure in response to prior comment 10. Please further revise and refer to "our" financial statements instead of "your" financial statements.

Response:

In response to the Staff’s comment, the Company has revised on page 12 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

2.	We note your revised disclosure in response to prior comment 12 where you disclose the nature of each of your competitors included in the competitive global ranking of H5 games platforms (by gross billings) in 2023. With respect to the table on page 76, disclose the identity of each referenced competitor.

Response:

In response to the Staff’s comment, the Company has revised on pages 81 and 82 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 59

3.	Please revise, both here and on page 13, to explain how you calculate monthly active users (MAUs) and paying monthly active users (PMAUs). Clarify whether the amounts provided for fiscal 2024 and 2023 represent the MAU and PMAU for a particular month or an average of the MAUs for each month throughout the year.

Response:

We respectfully acknowledge the Staff’s comment, and we have revised the disclosures of the Registration Statement on (i) page 14 to define the term “monthly active users” (MAUs) and “paying monthly active user” (PMAUs), and (ii) page 60 to clarify our calculation of MAUs and PMAUs for each fiscal year.

Monthly active users, or MAUs, is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. Our MAUs disclosed for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period.

Similarly, paying monthly active users, or PMAUs, is a performance indicator that captures the number of Paying Users who accessed our G123.jp platform and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. Our PMAUs disclosed for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period.

4.	The amounts in the examples provided in your response to prior comment 13 do not agree to the gross in-game purchases or PMAU and MAU information provided in the chart on page 59. Please explain and revise as necessary.

Response:

We acknowledge the Staff’s comment. We have revised the disclosure in the Registration Statement to correct the ARPMAU figure on pages 5, 60 and 87. As noted in our previous response to Comment 13 and also in our prior filing, we made a calculation error in determining the Average Revenue Per Monthly Active User ("ARPMAU"). Specifically, we used incorrect total in-game purchase amounts in our calculation, which caused the ARPMAU amounts in the illustrative examples to be inconsistent with the figures presented in the chart on page 59 of the Amendment No. 1 to Draft Registration Statement.

For the fiscal year ended July 31, 2024, the correct ARPMAU should have been calculated by dividing the total in-game purchases of $84,461,982 by the average MAU of 2,301,929 for the fiscal year, and then dividing the result by 12. Using this method, the correct ARPMAU for fiscal year 2024 is $3.06.

Similarly, for the fiscal year ended July 31, 2023, the correct ARPMAU is $3.12, which is derived by dividing the total in-game purchases of $81,388,946 by the average MAU of 2,170,678 for that year and further dividing by 12.

5.	You state in your response to prior comment 14 that management believes MAU information provides investors with sufficient granularity to evaluate "individual game performance." Please tell us how MAU provides information on individual games when this metric relates to all users on your platform regardless of the game. In addition, explain how disclosing DAUs would create a misleading impression that you place significant emphasis on individual game performance rather than overall platform performance. In this regard, you state that your key focus is on paying users and their spending behavior, which directly impacts revenue and net income. However, it is unclear why user engagement on your platform would not impact the number of paying users and potentially increase the amount spent in the games on your platform. Therefore, please explain further how you determined user engagement is not relevant to your business.

Response:

We respectfully acknowledge the Staff’s comment, and we have revised the disclosures of the Registration Statement on (i) pages 13 and 14 to define the term “daily active users” (DAUs), “paying monthly active user” (PDAUs), “average daily in-game purchase amount per daily active user” (ARPDAU), and “average daily in-game purchase amount per paying daily active user” (ARPPDAU) and (ii) pages 60 and 61 to disclose metrics of DAUs, PDAUs, ARPDAU and ARPPDAU, which will provide a more comprehensive view of user engagement and monetization trends on our platform.

While MAUs reflect aggregate platform activity, we also monitor individual game performance through internal metrics not limited to user activity alone. We evaluate individual game performance based on various indicators, such as in-game purchase volumes and the direct costs associated with each of the games. These costs include revenue share with IP publishers and game developers, transaction fees, marketing and advertising expenses, server costs, and costs associated with our game development support services. These financial indicators provide a more precise measure in addition to the MAUs of each game’s contribution to our overall business performance.

6.

We note your revised disclosures in response to prior comment 15. Please explain further how Day 1, Day 7 and Day 30 retention rates are calculated for an entire year. In this regard, clarify whether retention rates for fiscal 2024 and 2023 represent the rates for a specific point in time during the year or an average throughout the year. Explain how you determine the number of active users on Day 0. For example, tell us whether Day 0 includes all users that start a game on that particular day and confirm whether you follow those same users throughout their time spent in the game (i.e. through Day 1, Day 7 and Day 30). In addition, your reference to Day 0 refers to the day the player first starts "the game." Clarify whether your retention calculations include all games played on your platform. Lastly, revise your disclosures as necessary to address these points.

Response:

We acknowledge the Staff’s comment, and we have revised the disclosures of the Registration Statement on page 60 to clarify the calculation methodology to our retention rates.

The Day 1, Day 7, and Day 30 retention rates disclosed for fiscal years 2024 and 2023 represent the average daily retention rates for new users across the fiscal year, calculated on a per-game basis throughout each respective fiscal year. These retention rates are not based on a single point in time but are averages compiled from daily cohorts across the entire fiscal year.

For purposes of calculating retention rates for active user, a user is considered a “Day 0” user for a specific game if they are a new user to that game and initiate gameplay for the first time on a given day, remaining active in the game for at least one minute. Similarly, for purposes of calculating retention rate of paying users, a user is considered a “Day 0” paying user for a specific game if they made their first in-game purchase in that game on Day 0. From that point, we track whether the same user returns to the same game on Day 1, Day 7, or Day 30 after their initial gameplay session and again stays for at least one minute.

To illustrate:

(i)	If User A plays Game X for the first time on January 1, they are counted as a Day 0 user for Game X on that day. If User A does not return to Game X on or after Day 1, they will not be counted as a retained user for Game X.

(ii)	If User A then returns to Game X on January 2 (Day 1), January 8 (Day 7), or January 31 (Day 30), and meets the activity threshold, they are considered retained for that game on those respective days.

(iii)	If the same user starts playing Game Y for the first time on January 3, they will also be counted as a Day 0 user for Game Y on that day, with retention tracked separately for Game Y.

This methodology applies to all games on our platform, and retention rates are calculated individually for each game. To further calculate the platform-level retention rate, we calculate the average retention rate of all games on our platform. The platform-level retention rate is then averaged for across all days in a given period to calculate the average platform-level retention rate in a given period as disclosed in the Registration Statement.

We believe that this methodology ensures that our retention metrics reflect game-specific engagement patterns rather than platform-wide activity, which we believe provides more meaningful insights into user behavior and content performance.

7.	We note your revised disclosures in response to comment 16, including the definition of return on average spend (ROAS) on page 13. Please provide us with the calculations that support the ROAS percentages disclosed on page 59. Clarify what is meant by "average in-game purchase amount" as referenced on page 13 and how it is determined. To the extent this differs from gross in-game purchase amounts referenced throughout the filing, explain why.

Response:

We acknowledge the Staff’s comment and are pleased to provide the requested clarification and supporting calculations.

As noted in the Registration Statement on page 14, Return on Average Spend (“ROAS”) are to return on advertisement spending based on created users, calculated by dividing in-game purchase amount generated by created user divided by advertising expenses to acquire created users during the applicable period. To clarify:

(i)	“Created users” refers to any user created on our G123.jp platform during a given period, including active users and non-active users.

(ii)	“In-game purchase amount generated by created user” represents the total in-game purchases made during the applicable period by all users created in that same applicable period divided by the total number of users created in that applicable period.

(iii)	“Advertising expense to acquire created users during the applicable period” represents the total advertising expense to acquire created users incurred in the applicable period, divided by the total number of users created in that applicable period.

ROAS is then calculated by dividing the average in-game purchase amount per created user by the average advertising expense per created user.

This methodology differs from the “gross in-game purchase amount” disclosed elsewhere in the filing, which reflects the total in-game purchase activity across all users, including both new and existing users. ROAS focuses solely on newly acquired users to better assess the effectiveness of our user acquisition efforts.

Calculation Example – Fiscal Year 2024:

(i)	Total created users in FY2024: 19,942,036

(ii)	Total in-game purchases by FY2024 created users: $37,066,685

(iii)	Total advertising expense to acquire created users in FY2024: $33,474,223

Average in-game purchase amount per created user = $37,066,685 / 19,942,036

Average advertising expense per created user = $33,474,223 / 19,942,036

ROAS = ( $37,066,685 / 19,942,036) / ( $33,474,223/ 19,942,036) = $37,066,685 / $33,474,223

ROAS for FY2024 = 110.7%

Calculation Example – Fiscal Year 2023:

(i)	Total created users in FY2023: 21,381,375

(ii)	Total in-game purchases by FY2023 created users: $40,486,035

(iii)	Total advertising expense in FY2023 to acquire created users: $30,869,661

Average in-game purchase amount per created user = $40,486,035 / 21,381,375

Average advertising expense per created user = $30,869,661 / 21,381,375

ROAS = ( $40,486,036 / 21,381,375 ) / ( $30,869,661 / 21,381,375 ) = $40,486,035 / $30,869,661

ROAS for FY2023 = 131.2%

Notes to Combined Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue recognition, page F-12

8.	We note the revised disclosures where you indicate that the Group distributes games on behalf of the game developers through its platform, enabling end users' access to the game for an initial period of three years from the date it is launched. Please tell us what typically happens after this initial period ends. Clarify whether a new contract is entered into, and if so, disclose the typical terms of such arrangements. To the extent you no longer provide access to the games at the end of this initial term, revise the forepart of the filing to include a discussion of the related risks. Revise to disclose whether any games are nearing the end of the initial period and are at risk of no longer being available to end users, and discuss the potential impact to your operations.

Response:

We respectfully acknowledge the Staff’s comment and provide the following clarification. Under the majority of our distribution agreements with game developers, the initial term is three years from the date the game is launched on our platform. These agreements generally include automatic renewal provisions, subject to either party’s right to terminate by providing advance written notice prior to the expiration of the initial term or any subsequent renewal period. To date, we have not experienced a situation where a game was removed from our platform due to a non-renewal or termination initiated by a game developer. While there can be no assurance that we will not receive such notices in the future, we are not currently aware of any games that are approaching the end of their initial term and are at material risk of being discontinued on our platform.

We have revised the disclosures of the Registration Statement on page 21 to include a discussion of the related risks.

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If you have any questions regarding this submission, please contact Mr. Richard J. Chang at +8610 5680 3969 or rchang@gunder.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Richard J. Chang
Richard J. Chang

cc:	Mr. Patrick Liu (pliu@ctw.inc), Chief Financial Officer
CTW Cayman

Ms. Ying Liu, Partner
YCM CPA INC.